SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0-10200

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Investments Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Investments Capital

Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

SEI Investments Capital Accumulation Plan

Index

December 31, 2004 and 2003

*	Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) for the plan period ended December 31, 2004, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Investments Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Investment Capital Accumulation Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in its financial status for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA

July 12, 2005

SEI Investments Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments
Investments at fair value	$144,892,727	$119,093,912
Investments at contract value	12,565,899	12,341,368

Total investments	157,458,626	131,435,280

Receivables
Participant contributions	—	193,315
Employer contributions	52,825	129,205
Dividends	62,983	50,183

Total receivables	115,808	372,703

Net assets available for plan benefits	$157,574,434	$131,807,983

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$18,028,804
Interest	126,430
Dividends	2,258,432

Investment income	20,413,666

Contributions
Participants	9,440,869
Employer	3,411,402

Total contributions	12,852,271

Total additions	33,265,937

Deductions from net assets attributed to
Benefits paid to participants	7,486,006
Administrative expenses	13,480

Total deductions	7,499,486

Net increase	25,766,451

Net assets available for benefits
Beginning of year	131,807,983

End of year	$157,574,434

The accompanying notes are an integral part of these financial statements.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2004 and 2003

1.	Plan Description

General

The following description of the SEI Investments Capital Accumulation Plan (the “Plan”) provides only general information. The Plan, a defined contribution plan, was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). Participants should refer to the Summary Plan Document for a more complete description of the Plan’s provisions. The Plan’s sponsor is the Company. Effective June 1, 2004, the Plan Sponsor amended the Plan to increase the participants’ salary deferral election from an amount totaling 1-15 percent of eligible compensation to an amount totaling 1-25 percent of eligible compensation, subject to annual deferral limits.

Contributions

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.

Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. These employees include: employees excluded from coverage under the Plan by the terms of any adoption agreement, union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, except to the extent such persons were participants in a tax-qualified plan that was merged into the Plan, any personnel dedicated to the sale of fund products through retail distribution channels for a single bank or other financial institution, and leased employees, unless admitted to the Plan by election of their employer. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.

Any contribution election will not be effective until a later date as described in the Summary Plan Document. Generally, contribution elections become effective in the first payroll cycle of the month following the receipt of the election form in good order by the Company during the first 15 days of a month. Elections received from participants in good order after the 15th day of a month become effective in the first payroll cycle of the second month after receipt by the Company.

Participants direct the investment of their contributions into various investment options offered by the plan, which consist of registered investment companies and collective funds sponsored by the Company and the common stock of the Company. A participant may make tax-deferred contributions to the Plan up to the lesser of 25 percent of eligible compensation or $13,000 for the calendar year 2004, which are deposited into a “deferral account.” In addition, participants who have attained age 50 before the end of the Plan year may be eligible to make catch-up contributions.

All Company contributions are discretionary and will be made out of available profits of the Company. The Company’s matching contribution may not exceed 60 percent of the participant’s contribution up to 5 percent of the participant’s annual eligible compensation and will be credited to the participant’s matching contribution account. A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $3,411,402 for 2004.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2004 and 2003

Participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

Participant Accounts

The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. The Company made no profit-sharing contributions during 2004.

Vesting

Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

Payment of Benefits

Amounts in participants’ accounts will be distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship.

Participant Loans

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 8 percent to 9 percent, which are generally at or above local prevailing rates as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. As of December 31, 2004, the loans have maturity dates which range from 2005 to 2034.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share. The SEI Stable Asset Fund is valued at contract value, which approximates fair value. Common stock of the Company is valued at market value. Participant loans are valued at principal plus accrued interest, which approximates fair value. Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2004 and 2003

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

Expenses of the Plan

All administrative costs of the Plan, with the exception of loan fees, are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.	Investments

The fair market values of individual assets that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
SEI Stable Asset Fund, 12,633,434 and 12,341,368 shares, respectively	$12,565,899	$12,341,368
SEI Institutional Managed Trust – Large Cap Value Fund, 1,238,391 and 1,190,760 shares, respectively	26,464,422	22,600,622
SEI Institutional Managed Trust – Small Cap Growth Fund, 1,240,559 and 1,323,483 shares, respectively	21,734,599	21,162,501
SEI Institutional Managed Trust – Large Cap Growth Fund, 1,210,282 and 1,183,516 shares, respectively	22,438,635	20,486,663
SEI Asset Allocation Trust – Diversified Global Growth Fund, 839,817 and 875,281 shares, respectively	10,296,156	9,890,679
SEI Asset Allocation Trust – Diversified Global Stock Fund, 805,493 and 791,152 shares, respectively	9,190,671	8,069,754
SEI Investments Company Common Stock, 608,493 and 557,587 shares, respectively	25,514,111	16,989,676

During 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $18,028,804 as follows:

Registered Investment Companies	$9,824,038
Common Stock of the Company	7,925,346
Common/Collective Trusts	279,420

Net appreciation in fair value of investments	$18,028,804

SEI Investments Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2004 and 2003

4.	Income Taxes

The Internal Revenue Service issued a determination letter, dated May 18, 2004, stating that the Plan was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. As disclosed in Footnote 1, the Plan was amended effective June 1, 2004. However, the Plan’s administrator and the Company’s management believe that the Plan continues to be designed in accordance with and is being operated in compliance with the applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

6.	Related Party Transactions

SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan.

All investments of the Plan are in registered investment companies or collective funds sponsored by the Company and common stock of the Company. Therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective fund investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.30 percent and 1.26 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2004 totaled $6,030,513 and $5,394,167, respectively. The market value of SEI Investments Company common stock was $25,514,111 and 16,989,676 at December 31, 2004 and 2003, respectively.

SEI Investments Distribution Co. (“SIDCO”) and SEI Investments Management Corporation (“SIMC”), wholly-owned subsidiaries of the Company, in their capacity as distributor and manager of the registered investment companies available in the plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SEI Trust Company (“STC”), also a wholly-owned subsidiary of the Company, provides trustee services to the SEI Stable Asset Fund.

7.	Risks and Uncertainties

The Plan provides for investment options such as the Company’s common stock as well as registered investment companies and collective funds which invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in assets available for benefits.

8.	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

SEI Investments Capital Accumulation Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

Description		Investment Type	Cost Value	Current Value
*	SEI Stable Asset Fund	Common/Collective Trusts	**	$12,565,899
*	SEI Institutional Managed Trust - Core Fixed Income Fund	Registered Investment Company	**	7,411,571
*	SEI Institutional Managed Trust - High Yield Bond Fund	Registered Investment Company	**	518,897
*	SEI Institutional Managed Trust - Large Cap Value Fund	Registered Investment Company	**	26,464,422
*	SEI Institutional Managed Trust - Small Cap Value Fund	Registered Investment Company	**	2,451,571
*	SEI Institutional International Trust - International Equity Fund	Registered Investment Company	**	7,072,435
*	SEI Institutional Managed Trust - Small Cap Growth Fund	Registered Investment Company	**	21,734,599
*	SEI Institutional Managed Trust - Large Cap Growth Fund	Registered Investment Company	**	22,438,635
*	SEI Asset Allocation Trust - Diversified Moderate Growth Fund	Registered Investment Company	**	3,183,549
*	SEI Asset Allocation Trust - Diversified Global Growth Fund	Registered Investment Company	**	10,296,156
*	SEI Asset Allocation Trust - Diversified Global Stock Fund	Registered Investment Company	**	9,190,671
*	SEI Asset Allocation Trust - Diversified Conservative Fund	Registered Investment Company	**	1,454,608
*	SEI Institutional International Trust - Emerging Markets Equity Fund	Registered Investment Company	**	3,318,381
*	SEI Institutional International Trust - Emerging Markets Debt Fund	Registered Investment Company	**	1,051,203
*	SEI Daily Income Trust - Prime Obligation Fund	Registered Investment Company	**	1,304,544
*	SEI Investments Company Common Stock	Common Stock	**	25,514,111
*	Participants loans	Interest rates range from 8% to 9% with maturity dates from 2005 to 2034	**	1,487,374

				$157,458,626

*	Party-in-interest

**	Cost values are not included since all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Investments Company Capital Accumulation Plan

Date: July 12, 2005	By:	/s/ DENNIS J. MCGONIGLE
Dennis J. McGonigle
Chief Financial Officer